Exhibit 99.1
DSW Inc. Reports Third Quarter 2017 Financial Results

•	Third quarter sales increased 1.7% to $708.3 million; comparable sales decreased 0.4%

•	First nine months sales increased 2.1% to $2.1 billion; comparable sales decreased 1.0%

•	Including $0.40 per diluted share from net non-cash charges related to the impairment of Ebuys' goodwill and intangible assets, third quarter Reported EPS of $0.05 per diluted share

•	Third quarter Adjusted EPS of $0.45 per diluted share

•	Board of Directors declare quarterly dividend of $0.20 per share

•	Full year outlook for Adjusted EPS of $1.40 to $1.45 per diluted share

COLUMBUS, Ohio, November 21, 2017 - DSW Inc. (NYSE: DSW), a leading branded footwear and accessories retailer, announced financial results for the three months ended October 28, 2017, compared to the three months ended October 29, 2016.

Roger Rawlins, Chief Executive Officer stated, "Much of our core business performed in-line with expectations this quarter, despite an unusually severe hurricane season which impacted comps and earnings. Additionally, cold weather related product struggled to gain the traction we had anticipated; however, tight inventory management protected our bottom line from excessive markdowns and we ended the quarter with inventories below last year.
Our business model remains healthy, generating strong cash flow which allows us to invest in both organic and non-organic growth. We activated new customers, accelerated digital demand and continued to deliver concrete progress in many of our strategic priorities, such as our Power Stores, our new Lab Store and the expansion of DSW kids. Additionally, we are starting to test several new services with our new Rewards VIP program that will further differentiate the DSW brand."

"At Ebuys, we’ve moderated the long-term financial expectations and have reduced its carrying value on our balance sheet. However, we believe the business provides valuable expertise to manage end-of-season clearance through online marketplaces. The successful integration of this business will unlock future synergies across our brand portfolio," Mr. Rawlins concluded.

Third Quarter Operating Results

•	Sales increased 1.7% to $708.3 million.

•	Comparable sales decreased 0.4% with a negative impact of 50 to 60 bps from hurricane disruption.

•	Reported gross profit decreased by 120 bps due to our market share initiative, higher shipping expenses and costs related to the integration of Ebuys.

•	Reported operating expenses, as a percent of sales, increased by 20 bps, with higher technology and marketing expenses offset by lower overhead costs.

•
Reported net income was $4.0 million, or $0.05 per diluted share, including pre-tax charges totaling $52.7 million, or $0.40 per diluted share, related to net non-cash impairment charges related to goodwill and intangible assets, offset by a reduction in contingent consideration related to the Company's acquisition of Ebuys.

•	Adjusted net income was $35.9 million, or $0.45 per diluted share, including weather related impact of approximately $0.05 per diluted share.

Goodwill and Intangible Assets Impairment

The Company updated its long term expectations for Ebuys based on its performance over the last eighteen months. Although Ebuys brings valuable proprietary capabilities to compete on digital marketplaces, the Company believes it is necessary to moderate the growth assumptions assumed at the time of the acquisition. As a result, the Company significantly reduced its future contingent liability while simultaneously impairing the carrying value of goodwill and intangible assets related to the original target price of the acquisition. The total net non-cash charges related to the impairment of Ebuys' goodwill and intangible assets was $52.7 million, or $0.40 per diluted share, and is not included in the Company's Adjusted results.

Nine Months Ended October 28, 2017 Operating Results

•	Sales increased 2.1% to $2.1 billion.

•	Comparable sales decreased 1.0% compared to last year's 1.6% decrease.

•	Reported gross profit decreased by 80 bps, driven by incremental clearance activity and inventory reserves and distribution costs related to the ongoing integration of Ebuys.

•	Reported operating expenses, as a percent of sales, improved by 10 bps due to tighter expense management.

•
Reported net income was $55.6 million, or $0.69 per diluted share, including pre-tax charges totaling $59.9 million, or $0.45 per diluted share, related to acquisition and impairment costs, restructuring expenses and foreign exchange loss.

•	Adjusted net income was $92.2 million, or $1.14 per diluted share.

Third Quarter Balance Sheet Highlights

•	Cash and investments totaled $330 million compared to $216 million in the third quarter last year.

•
During the quarter, the Company acquired 0.5 million shares for $9.4 million and has $524 million remaining in its current share repurchase program. Since 2013, the Company has returned to shareholders over $600 million in dividends and share repurchases.

•	Inventories were $547 million compared to $563 million for the same period last year. Excluding Ebuys and Gordmans, inventories decreased 3% on a cost per square foot basis.

Regular Dividend

DSW Inc.'s Board of Directors declared a quarterly cash dividend of $0.20 per share. The dividend will be paid on December 29, 2017 to shareholders of record at the close of business on December 15, 2017.

Fiscal 2017 Annual Outlook
The Company updated its full year outlook for adjusted earnings in the range of $1.40 to $1.45 per diluted share to reflect lower expectations for Ebuys and the impact of weather related disruptions this quarter. Guidance does not include net charges related to the impairment of goodwill and intangible assets.

Webcast and Conference Call
The Company is hosting a conference call today at 8:30 am Eastern Time. The conference will be broadcast live over the internet and can be accessed at http://dswinc.investorroom.com. For those unable to listen to the live broadcast, an archived version will be available at the same location until November 28, 2017. The teleconference will be available on replay and can be accessed by dialing 1-877-344-7529 and entering passcode 10114319.

About DSW Inc.
DSW Inc. is a leading branded footwear and accessories retailer that offers a wide selection of brand name and designer dress, casual and athletic footwear and accessories for women, men and kids. As of November 21, 2017, DSW operates 514 stores in 43 states, the District of Columbia and Puerto Rico, and operates an e-commerce site, http://www.dsw.com, and a mobile website, http://m.dsw.com. DSW also supplies footwear to 351 leased locations in the United States under the Affiliated Business Group. DSW also owns Ebuys, Inc., a leading off price footwear and accessories retailer operating in digital marketplaces in North America, Europe, Australia and Asia. For store locations and additional information about DSW, visit http://www.dswinc.com. Follow DSW on Twitter at http://twitter.com/DSWShoeLovers and Facebook at http://www.facebook.com/DSW.

DSW INC.
SEGMENT RESULTS
(unaudited)
Net sales by segment

	Three months ended			Nine months ended
	October 28, 2017	October 29, 2016	% change	October 28, 2017	October 29, 2016	% change
	(dollars in thousands)
DSW segment	$654,587	$639,136	2.4%	$1,907,753	$1,866,096	2.2%
ABG segment	31,059	36,154	(14.1)%	106,377	114,738	(7.3)%
Other	22,662	21,326	6.3%	65,689	55,993	17.3%
DSW Inc.	$708,308	$696,616	1.7%	$2,079,819	$2,036,827	2.1%

Comparable sales change by reportable segment

	Three months ended		Nine months ended
	October 28, 2017	October 29, 2016	October 28, 2017	October 29, 2016
DSW segment	(0.4)%	(1.8)%	(1.0)%	(1.5)%
ABG segment	0.5%	(4.6)%	(0.5)%	(3.1)%
DSW Inc.	(0.4)%	(2.0)%	(1.0)%	(1.6)%

Stores and square footage data
	October 28, 2017	October 29, 2016
DSW stores open, end of period	514	498
ABG stores open, end of period	351	396
DSW stores total square footage (in thousands)	10,534	10,273

Reported gross profit by segment
	Three months ended		Nine months ended
	October 28, 2017	October 29, 2016	October 28, 2017	October 29, 2016
DSW segment merchandise margin	44.0%	45.0%	43.7%	44.0%
Store occupancy expense	(10.9)	(10.8)	(11.1)	(11.1)
Distribution and fulfillment expenses	(2.2)	(2.3)	(2.2)	(2.2)
DSW segment gross profit	30.9%	31.9%	30.4%	30.7%
ABG segment merchandise margin	44.3%	43.5%	44.3%	44.1%
Store occupancy expense	(20.2)	(20.7)	(20.6)	(20.4)
Distribution and fulfillment expenses	(1.1)	(1.1)	(1.1)	(1.1)
ABG segment gross profit	23.0%	21.7%	22.6%	22.6%
Other segment merchandise margin	18.1%	27.7%	22.7%	31.6%
Marketplace fees	(12.9)	(12.4)	(12.2)	(11.8)
Fulfillment expenses	(17.0)	(15.5)	(17.5)	(13.0)
Other segment gross profit(1)	(11.8)%	(0.2)%	(7.0)%	6.8%
Total Company gross profit	29.2%	30.4%	28.8%	29.6%

(1)	Other segment gross profit for the three and nine months ended October 29, 2016 includes $0.5 million and $1.2 million, respectively, related to the step-up of the value of Ebuys' inventory.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Any statements in this release that are not historical facts, including the statements made in our "Fiscal 2017 Annual Outlook," are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current expectations and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to: our success in growing our store base and digital demand; our ability to protect our reputation; maintaining strong relationships with our vendors; our ability to anticipate and respond to fashion trends, consumer preferences and changing customer expectations; risks related to the planned acquisition of Town Shoes; risks related to the loss or disruption of our distribution and/or fulfillment operations; continuation of agreements with and our reliance on the financial condition of our affiliated business and international partners; our ability to successfully integrate Ebuys, Inc.; fluctuation of our comparable sales and quarterly financial performance; risks related to the loss or disruption of our information systems and data; our ability to prevent breaches of our information security and the compromise of sensitive and confidential data; failure to retain our key executives or attract qualified new personnel; our competitiveness with respect to style, price, brand availability and customer service; our reliance on our DSW Rewards program and marketing to drive traffic, sales and customer loyalty; uncertain general economic conditions; our reliance on foreign sources for merchandise and risks inherent to international trade; risks related to leases of our properties; risks related to prior and current acquisitions; risks related to future legislation, regulatory reform or policy changes; fluctuations in foreign currency exchange rates; and risks related to holdings of cash and investments and access to liquidity. Additional factors that could cause our actual results to differ materially from our expectations are described in the Company's latest annual or quarterly report, as filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the time when made. The Company undertakes no obligation to revise the forward-looking statements included in this press release to reflect any future events or circumstances.

DSW INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited and in thousands)

	October 28, 2017	January 28, 2017	October 29, 2016
Assets
Cash and cash equivalents	$149,485	$110,657	$60,962
Short-term investments	180,066	98,530	78,512
Accounts receivable, net	20,417	19,006	21,363
Inventories	546,553	499,995	562,701
Prepaid expenses and other current assets	25,445	31,078	24,579
Total current assets	921,966	759,266	748,117
Property and equipment, net	358,154	375,251	381,218
Long-term investments	—	77,904	76,126
Goodwill	25,899	79,689	77,208
Deferred income taxes	35,284	14,934	21,103
Equity investment in Town Shoes	7,180	15,830	17,996
Note receivable from Town Shoes	60,249	53,121	50,579
Intangible assets	3,135	35,108	38,243
Other assets	19,711	17,373	21,325
Total assets	$1,431,578	$1,428,476	$1,431,915
Liabilities and shareholders' equity
Accounts payable	$194,313	$186,271	$161,262
Accrued expenses	141,990	130,334	143,653
Total current liabilities	336,303	316,605	304,915
Non-current liabilities	146,714	174,383	203,577
Total shareholders' equity	948,561	937,488	923,423
Total liabilities and shareholders' equity	$1,431,578	$1,428,476	$1,431,915

DSW INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands, except per share amounts)

	Three months ended		Nine months ended
	October 28, 2017	October 29, 2016	October 28, 2017	October 29, 2016
Net sales	$708,308	$696,616	$2,079,819	$2,036,827
Cost of sales	(501,591)	(484,836)	(1,480,901)	(1,433,829)
Operating expenses	(151,772)	(147,412)	(454,093)	(446,696)
Goodwill and intangible assets impairment charges	(82,701)	—	(82,701)	—
Change in fair value of contingent consideration liability	31,178	(1,469)	28,926	(5,080)
Operating profit	3,422	62,899	91,050	151,222
Interest income, net	602	482	1,824	1,626
Non-operating income (expense)	(121)	80	(2,304)	344
Income before income taxes and income from Town Shoes	3,903	63,461	90,570	153,192
Income tax provision	(1,496)	(25,626)	(35,510)	(60,420)
Income from Town Shoes	1,630	1,128	543	1,237
Net income	$4,037	$38,963	$55,603	$94,009
Diluted earnings per share	$0.05	$0.47	$0.69	$1.14
Weighted average diluted shares	80,647	82,537	80,699	82,643

DSW INC.
NON-GAAP RECONCILIATION
(unaudited and in thousands, except per share amounts)

	Three months ended		Nine months ended
	October 28, 2017	October 29, 2016	October 28, 2017	October 29, 2016
Reported net income	$4,037	$38,963	$55,603	$94,009
Adjustments:
Related to the Ebuys Acquisition:
Goodwill and intangible assets impairment charges	82,701	—	82,701	—
Inventory step-up costs	—	532	—	1,225
Transaction costs	—	4	—	2,288
Amortization of intangible assets	1,019	1,072	3,055	2,902
Change in fair value of contingent consideration liability	(31,178)	1,469	(28,926)	5,080
Restructuring expenses	—	1,349	829	4,075
Town acquisition costs	77	—	77	—
Foreign currency loss	48	—	2,209	—
Total adjustments, pre-tax	52,667	4,426	59,945	15,570
Tax effect of adjustments	(20,768)	(1,667)	(23,310)	(6,004)
Total adjustments, after tax	31,899	2,759	36,635	9,566
Adjusted net income	$35,936	$41,722	$92,238	$103,575
Reported diluted earnings per share	$0.05	$0.47	$0.69	$1.14
Adjusted diluted earnings per share	$0.45	$0.51	$1.14	$1.26

Non-GAAP Measures

In addition to earnings per share and net income determined in accordance with accounting principles generally accepted in the United States ("GAAP"), for purposes of evaluating operating performance, the Company uses adjusted earnings per share and net income, which adjust for the effects of goodwill and intangible assets impairment charges, acquisition costs, the amortization expense of acquired intangible assets and the change in fair value of contingent consideration liability related to the acquisition of Ebuys, restructuring costs related to the Company's expense management initiative, foreign exchange losses on Canadian dollar investments, and costs associated with the planned acquisition of Town Shoes. The unaudited reconciliation of adjusted results should not be construed as an alternative to the reported results determined in accordance with GAAP. These financial measures are not based on any standardized methodology and are not necessarily comparable to similar measures presented by other companies. The Company believes that this non-GAAP information is useful as an additional means for investors to evaluate the Company’s operating performance, when reviewed in conjunction with the Company’s GAAP statements. These amounts are not determined in accordance with GAAP and therefore should not be used exclusively in evaluating the Company’s business and operations.

SOURCE DSW Inc.

For further information: Christina Cheng, 1-855-893-5691, investorrelations@dswinc.com